SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Molecular Insight Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

60852M104

(CUSIP Number)

Philip Cecil

McDonnell Investment Management, LLC

1515 W. 22nd Street

Oak Brook, IL 60523

630-684-8655

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7, for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60852M104		Page 2 of 9 pages
1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) McDonnell Loan Opportunity Ltd. 98-0456793
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 280,992
	9	Sole dispositive power 0
	10	Shared dispositive power 280,992
11	Aggregate amount beneficially owned by each reporting person 280,992
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.1%[1]
14	Type of reporting person OO

[1]

All ownership percentages reported herein are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Company in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants (as hereinafter defined) held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 60852M104		Page 3 of 9 pages
1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) McDonnell Investment Management, LLC 36-4445613
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 280,992
	9	Sole dispositive power 0
	10	Shared dispositive power 280,992
11	Aggregate amount beneficially owned by each reporting person 280,992[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.1%[2]
14	Type of reporting person IA

[1]	McDonnell Investment Management, LLC disclaims beneficial ownership of the reported securities held by McDonnell Loan Opportunity Ltd.
[2]

All ownership percentages reported herein are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Company in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants held by the Reporting Person.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the “Company” or the “Issuer”). The address of the principal executive offices of the Company is 160 Second Street, Cambridge, Massachusetts 02142.

Item 2.	Identity and Background

(a) - (c)

This Statement is being filed by McDonnell Loan Opportunity Ltd., an exempted company organized and existing under the laws of the Cayman Islands (“the “Fund”), and McDonnell Investment Management, LLC, a Delaware limited liability company (“MIM LLC”). The foregoing persons are collectively referred to herein as the “Reporting Persons”. MIM LLC is an independent registered investment adviser providing customized investment management services for institutions, private clients, mutual fund companies and private investment funds. MIM LLC serves as the investment adviser to the Fund and has the power to direct the vote and disposition of the securities held by the Fund. The Fund is a private fund that invests primarily in non-investment grade credits consisting of bank loans, high yield debt and opportunistic investments in special situations, including distressed debt, public and private equities. The business address of each of the Reporting Persons is 1515 W. 22nd Street, Oak Brook, IL 60523.

As further described in Item 4, the Reporting Persons are engaged in discussions with certain other stakeholders of the Company (the “Other Stakeholders”) regarding certain restructuring proposals (the “Company Proposals”) presented by the Company to its stakeholders on June 21, 2010. The Other Stakeholders are Quintessence Fund L.P.; QVT Fund LP; Taconic Opportunity Fund LP; Highland Capital Management, L.P.; and Pioneer Floating Rate Trust. The Reporting Persons and one or more of the Other Stakeholders collectively hold approximately $163 million in principal amount of the Company’s Senior Secured Floating Rate Bonds due 2012. The Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

(d)	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)	During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares and warrants to purchase shares of Common Stock at an exercise price of $5.87 per share (the “Warrants”) reported herein as being beneficially owned by them for investment purposes in their ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (a) purchase additional Shares, Warrants, options or related derivatives in the open market, in privately negotiated transactions or otherwise; and (b) sell all or a portion of the Shares, Warrants, options or related derivatives now beneficially owned or hereafter acquired by them.

The Reporting Persons, in a manner consistent with their investment intent, are evaluating, and are engaged in discussions with one or more of the Other Stakeholders regarding, the Company Proposals. The Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares of Common Stock, Warrants or other equity securities of the Company beneficially owned by each of the persons constituting such a group. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

The Reporting Persons and/or any of the Other Stakeholders may engage in discussions with the Company’s Board of Directors, officers, stockholders or third parties with respect to the Company’s financial condition, the Company Proposals, alternative strategies to maximize stockholder value, additional or alternate plans or proposals to refinance or restructure the Company’s indebtedness and/or methods to improve the Company’s governance and may discuss or take such other actions with respect to the investments in the Company made by any of the Reporting Persons or the Other Stakeholders as each such person may determine to be necessary or appropriate. The Reporting Persons and the Other Stakeholders delivered to the Company a written response (the “Written Response”) to the Company Proposals on June 27, 2010, the date of the event that requires the filing of this Schedule 13D. The Written Response contemplates, among other things, a deleveraging of the Company through a debt for equity exchange. The Reporting Persons and the Other Stakeholders have discussed and expect to continue to discuss the Written Response with the Company.

In addition to the foregoing, the Reporting Persons and/or any of the Other Stakeholders may evaluate, discuss and/or take action with respect to other plans or proposals that could relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, acquiring additional securities of the Company, disposing of securities of the Company or attempting to arrange or to participate with other third parties in an extraordinary corporate transaction with respect to the Company, such as an acquisition, a sale of all or a material portion of the Company’s assets, a reorganization, a recapitalization or the liquidation of the Company. None of the Reporting Persons is obligated to take or refrain from taking any action with respect to any plans or proposals that the Reporting Persons and/or the Other Stakeholders may evaluate, discuss or determine to pursue.

The Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all action that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments regarding or affecting the Company and the general business and future prospects of the Company.

Item 5.	Interest in Securities of Issuer

(a) - (b)

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that are owned by the Reporting Persons as of the date of the filing of this Schedule 13D. All percentages below are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Company in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants held by the Reporting Person whose percentage ownership is being calculated.

Name of Reporting Person	Number of Shares of Common Stock Beneficially Owned		Percent Ownership of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
McDonnell Loan Opportunity Ltd.	280,992	[1]	1.1%	0	280,992	0	280,992
McDonnell Investment Management, LLC	280,992	[1]	1.1%	0	280,992	0	280,992

[1]	Includes 280,992 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.

The Fund holds the 280,992 outstanding and current exercisable Warrants. MIM LLC serves as the investment adviser to the Fund and has the power to direct the vote and disposition of the Warrants held by the Fund. MIM LLC disclaims beneficial ownership of the reported securities held by the Fund.

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that are owned by the Other Stakeholders as of the date of the filing of this Schedule 13D. If the Reporting Persons and one or more of the Other Stakeholders are deemed to constitute a “group,” the Reporting Persons may be deemed to beneficially own all shares of Common Stock, Warrants or other equity securities of the Company beneficially owned by each of the persons as shown in the following table, which, when aggregated with the total holdings of the Reporting Persons, sums to 5,582,995 shares of Common Stock, or approximately 18.3% of the aggregate of (i) the Company’s 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010 and (ii) the number of shares of Common Stock underlying the outstanding and currently exercisable Warrants held by the Reporting Persons and the Other Stakeholders. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person. All percentages below are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Company in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants held by the Other Stakeholder whose percentage ownership is being calculated.

Name of Other Stakeholder	Number of Shares of Common Stock Beneficially Owned		Percent Ownership of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Quintessence Fund L.P.	201,806	[1]	0.8%	0	201,806	0	201,806
QVT Fund LP	1,848,724	[2]	6.9%	0	1,848,724	0	1,848,724
Taconic Opportunity Fund LP	762,691	[3]	2.9%	0	762,691	0	762,691
Highland Capital Management, L.P.	2,488,782	[4]	9.0%	2,488,782	0	2,488,782	0
Pioneer Floating Rate Trust	0		0.00%	0	0	0	0

[1]	Includes 165,288 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.
[2]	Includes 1,520,661 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.
[3]	Includes 762,691 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.
[4]	Includes 2,488,782 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.

(c)	Neither of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days. To the knowledge of the Reporting Persons, none of the Other Stakeholders has effected any transaction in shares of Common Stock during the past 60 days.

(d)	No person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e)	It is inapplicable for the purposes herein to state the date on which any of the Reporting Persons ceased to be the owner of more than five percent (5%) of the issued and outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except for the Warrants and as set forth below, the Reporting Persons do not have any contracts, agreements, understandings or relationships among themselves, or between themselves and any person, with respect to any securities of the Company.

The Warrants were issued by the Company to McDonnell Loan Opportunity Ltd. on November 16, 2007 and are exercisable for shares of Common Stock at any time from and after such date until the fifth anniversary thereof at an exercise price of $5.87 per share.

The Company presented the Company Proposals to the Reporting Persons and the Other Stakeholders on June 21, 2010. The Reporting Persons have evaluated the Company Proposals and discussed the Company Proposals with the Other Stakeholders since such date. The Reporting Persons and the Other Stakeholders delivered the Written Response to the Company on June 27, 2010, the date of the event that requires the filing of this Schedule 13D. The Written Response contemplates, among other things, a deleveraging of the Company through a debt for equity exchange. The Reporting Persons and the Other Stakeholders have discussed and expect to continue to discuss the Written Response with the Company.

As described in Item 4, the Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group.

The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

Item 7.	Material to be Filed as Exhibits

Exhibit 1—Agreement regarding Joint Filing of Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2010	McDonnell Loan Opportunity Ltd.

By: McDonnell Investment Management, LLC, as Investment Manager

	By:	/S/ JAMES R. FELLOWS
	Name:	James R. Fellows
	Title:	Managing Director

Dated: June 30, 2010	McDonnell Investment Management, LLC

	By:	/S/ ROBERT J. HICKEY
	Name:	Robert J. Hickey
	Title:	Managing Director

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: June 30, 2010	McDonnell Loan Opportunity Ltd.

By: McDonnell Investment Management, LLC, as Investment Manager

	By:	/S/ JAMES R. FELLOWS
	Name:	James R. Fellows
	Title:	Managing Director

Dated: June 30, 2010	McDonnell Investment Management, LLC

	By:	/S/ ROBERT J. HICKEY
	Name:	Robert J. Hickey
	Title:	Managing Director